DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com

Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200
April 25, 2012

VIA E-MAIL

U. S. Securities and Exchange Commission

Office of Mergers & Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Attention: Mellissa Campbell Duru, Special Counsel

Re:	Dividend Capital Total Realty Trust Inc. Schedule TO, Filed April 6, 2012, and Amendment No. 1 to the Schedule TO, Filed April 18, 2012 File No.: 005-85609

Dear Ms. Duru:

We have received your oral comment in connection with your review of the Dividend Capital Total Realty Trust Inc. (the “Company”) Tender Offer Statement on Schedule TO filed on April 6, 2012, as amended by Amendment No. 1 to the Schedule TO filed on April 18, 2012. We have filed today a second amendment to the Tender Offer Statement (“Amendment No. 2”) in response to the comment received, which requested that the Company clarify further the conditions to the Company’s offer. Please see subparagraphs (1) and (2) of “Items 1 through 9 and 11.” of Amendment No. 2, for the changes made in response to this comment.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

U.S. Securities and Exchange Commission

Attention: Mellissa Campbell Duru, Special Counsel

April 25, 2012

Page Two

Thank you very much for your attention to this matter. We hope that the foregoing responses address the issues raised in your Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact me at (919) 786-2002 should you have any questions concerning this letter or require further information.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

cc:	Joshua J. Widoff, Esquire